Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communications were distributed by Freescale Semiconductor, Ltd. (the “Company”) to its employees on June 16, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

SALES & MARKETING UNDER THE PROPOSED MERGER

Tuesday, June 16

To: All Freescale employees

Our proposed merger with NXP will make us one of the foremost companies in global semiconductors, leaders in IoT, Security and Automotive, with the industry’s best business and technical minds on board. By leveraging the core strengths within our organization, we will continue to ensure sustainable profitable growth and align our technology with market trends and future needs. This involves driving application-centric solutions with a true customer focus. Central to achieving our ambitions is the creation of a distinctive Customer Experience, and a shift from product-based selling to a solutions approach. This is the responsibility of our Sales & Marketing Organization, the leadership team of which has now been finalized.

Sales and Marketing, under the leadership of Steve Owen, is responsible for anticipating, directly responding to and fulfilling the needs of our expanded customer base under the proposed merger. They will cover more capabilities, handle a broader portfolio, and represent a much larger company than ever before. Steve’s team will have the responsibility to create a cohesive customer interface and offer a unique Customer Experience as we move innovation as close as possible to the ‘front line’.

Now that its leadership team has been defined, Sales & Marketing will continue preparing for the post-merger work ahead.

We are making steady progress, as we lay the foundation for the company that will exceed customers’ expectations and become paramount to their success. Today, leaders and work stream members from both Freescale and NXP continue their work in progressing toward the proposed integration. We expect all Freescale employees to support this work through ongoing focus on their own work commitments, ensuring that we do not lose sight of our commitments to our teams and our customers.

Karen Rapp

IMO lead and CIO

Transcript of Video Address from Rick Clemmer to Freescale and NXP Employees:

The energy around the merger, and everyone involved in it, is just fantastic – you hear that whenever we discuss the integration.

We are making steady progress, as we lay the foundation for the company that will support our customers like never before.

Our proposed merger with Freescale, with the complementary portfolios, will make the new NXP one of the leading semiconductor companies in the global industry, leader in Automotive, Internet of Things and Security, with the opportunity for true thought leadership.

Between Freescale and NXP, workstreams have been identified and team leaders selected. I met with these leaders in an intensive workshop in Austin Texas, run by the Integration Management Office.

Also, as you know, on May 27, the direct reports of the new Management Team of the proposed combined entity have been announced and the resulting teams – the MT+1 – are ideally equipped to deliver the full value of the Freescale/NXP merger.

The design phase of the combined entity is on track, and our organizational structure is nearing completion.

The Registration Statement – the F4 – that we filed with the SEC has been declared effective, another important step forward. And on July 2nd, both Freescale and NXP will hold shareholder meetings, where they will vote on whether to approve the merger.

Finally, we announced on May 28 that NXP has reached an agreement under which RF Power will be acquired by JAC Capital, with the transaction expected to close in the second half of 2015. As we informed you at the announcement, NXP was committed to sell the business in order to facilitate the proposed merger with Freescale. On behalf of the Management Team, we want to thank everyone in RF Power for their excellent work as part of NXP.

As you can see, we are right on course to become a real force in our industry, with an expanded product offering, leadership IP, and the right people in the right teams.

In the coming months, please continue to focus on execution and on delivering our results for both companies, as we work towards a highly successful integration.

All of us are counting down the days until Day One, the beginning of a new era for the new NXP, our customers and our employees.

Until that day, and from that day, our work continues.

Thank you.

STEVE OWEN
SALES & MARKETING
SALES & MARKETING
STEVE
WAINWRIGHT
EMEA
DOUG
RICHARDSON
SALES
OPERATIONS
MOHAMED
CHEMLOUL
CUSTOMER
APPLICATION &
TECHNICAL
SUPPORT
JOHN
DIXON
MARKETING &
COMMUNICATIONS
PAUL
SEXTON
HUMAN
RESOURCES
GERTON
JANSEN
STANDARD
PRODUCTS
BILL BETZ
F&A
BJ
SHIN
KOREA
HIROAKI
HARASHIMA
JAPAN
ADRIAN
PIERCE
AMEC
LI
ZHENG
GC & SAPAC
KENRIC
MILLER
AUTOMOTIVE
ANDREW
HARDY
SECURITY &
CONNECTIVITY
ANI
PATWARDHAN
PRICING
Directly reporting to a Support Organisation
Directly reporting to a Business Unit

PETER KELLY
FINANCE
JULIEN
DEREGNAU-
COURT
CONTROLLER
FINANCE
ERIK
FREDRIKS
TAX
LUC
DOBBELEER
TREASURY
JEFF
PALMER
INVESTOR
RELATIONS
HENRI
ARDEVOL
STRATEGY
KAREN
RAPP
INTEGRATION
LAURA
RUSSELL
RF
POWER
NEILL
REYNOLDS
TECHNOLOGY &
OPERATIONS
KEVIN
SPEIRITS
AUTOMOTIVE
ERIK JUST
STANDARD
PRODUCTS
BILL
BETZ
BP&A &
SALES
TORSTEN
SPINTY
SECURITY &
CONNECTIVITY
SRINATH
RAJEN
DIGITAL
NETWORKING
OLLI
HYYPPA
IT
HANS
ADRIAANS
FINANCE
INTEGRATION
MARK
HAMERSMA
CORPORATE
DEVELOPMENT
ANTHONY
GUZALDO
INTERNAL
AUDIT
Directly reporting to a Support Organisation
Directly reporting to a Business Unit

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the timing or outcome of pending or future legal proceedings may be difficult to predict; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the definitive proxy statement/prospectus filed with the SEC by NXP on June 1, 2015, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On June 1, 2015, NXP filed with the SEC a Registration Statement on Form F-4, which includes a definitive proxy statement of the Company and a definitive prospectus of NXP. The Registration Statement has been declared effective by the SEC, and the definitive joint proxy statement/prospectus was delivered to shareholders of NXP and the Company on or about June 2, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain the definitive prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the definitive proxy statement/prospectus filed with the SEC by NXP on June 1, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.